Ms Sharon Blume Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America

12 November 2010

Dear Ms Blume

Re:	Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2009
Filed 13 May 2010
File number: 001-15246

Thank you for your letter dated 27 September 2010, setting out the staff’s comments on the above filing of Lloyds Banking Group plc (the “2009 Form 20-F”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ T J W Tookey
T J W Tookey
Group Finance Director
For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1
Operating and Financial Review and Prospects, page 11
Credit Risk
Approach, page 66

We note renegotiated loans that would otherwise have been past due or impaired increased significantly from £144 million at December 31, 2008 to £3,919 million at December 31, 2009. We also note your disclosure that the Group has strengthened resources in Collections and Recoveries to help customers in distress by offering advice and access to a wider range of options such as short-term repayment plans or the government backed Homeowners’ Mortgage Support and Mortgage Rescue schemes. Finally, we note the statement in your 2009 Annual Results Call that you participate in all six of the Government household related schemes as well as all of the Government programs helping small businesses. Please tell us and revise your future filings to:

Provide a brief description of each program that you participate in, including whether they are long or short-term and your own programs or government-sponsored programs

The Group participates in the following UK Government (“Government”) sponsored programmes for households:

1) Income Support for Mortgage Interest
This is a medium-term Government initiative that provides certain defined categories of customers, principally those who are unemployed, access to a benefit scheme, paid for by the Government, which covers all or part of the interest on the mortgage. The maximum loan amount for which the benefit is paid is £200,000 and the benefit is payable for a maximum of two years. All decisions regarding an individual’s eligibility and any amounts payable under the scheme rest solely with the Government. Payments are made directly to the Group by the appropriate Government department.

2) Homeowner Mortgage Support Scheme
This is a medium-term Government initiative that enables borrowers affected by temporary reductions in income to access reduced payments for a period of up to two years. The Government provides a partial guarantee to the Group whilst a customer participates in the plan. Decisions on eligibility, principally whether the Group expects the borrower’s earnings to recover fully, initially rest with the Group and must be made on the basis of detailed information received from an independent fee-free advisor. After a year, the customer must undergo a further full assessment made by the advice agency.

The customer must pay at least 30 per cent of the interest due. Any shortfall in payments made during the period covered by the scheme is collected through increased payments over the remaining term.

3) Mortgage Rescue Scheme
This is a short-term Government initiative for borrowers in difficulty and facing repossession who would have priority for re-housing by a local authority (e.g. elderly, disabled, single parents). Eligible customers can have their property bought in full or part by the social rented sector and then remain in their home as a tenant or shared equity partner.  If the property is sold outright the mortgage is redeemed in full.

4) ‘Breathing space’ initiative
This is a Government led initiative which requires the banking industry to allow a ‘breathing space’ of up to 60 days to allow borrowers in difficulty to agree a repayment plan with a debt advice charity prior to any action being taken by the bank to recover the outstanding debt.

5) Delay Repossession
Under this initiative lenders will not begin repossession proceedings for at least three months when a customer is in arrears. This does not apply to fraud cases.  The undertaking comes alongside an existing agreement under which mortgage providers are obliged to explore a range of options, such as payment holidays and altering the terms of a mortgage, before resorting to repossession.

6) HomeBuy Direct
The HomeBuy Direct scheme covers certain newly built homes on specific housing developments across England.  The scheme is provided through ‘HomeBuy agents’. HomeBuy agents are housing associations that have been authorised to run schemes for people who have difficulty buying a home.  Customers can only buy a home through HomeBuy Direct if their household earns £60,000 a year or less and they can’t otherwise afford to buy a home in their area.  The HomeBuy Direct scheme is open to people who rent council or housing association properties; ‘key workers’ in the public sector, eg teachers; and first-time buyers.  The scheme provides up to 30 per cent of the purchase price through an equity loan that has no repayments for the first 5 years. After this there is an annual fee of 1.75 per cent, which will increase annually with inflation.  The customer can increase their share of ownership at any time.

The Government generally permits a borrower to be in more than one of the schemes concurrently and to move from one scheme to another. It does, however, prohibit a borrower from participating in both the Income Support for Mortgage Interest and Homeowner Mortgage Support schemes at the same time.

None of these schemes result in renegotiated lending that would otherwise have been past due or impaired at the end of the year. Either the schemes provide the borrower with a state benefit that is used to service the loan, or where a scheme provides for the deferral of interest or principal, the loan is considered past due.

In addition to these household-related initiatives, the Group participates in a number of initiatives designed to assist small businesses. These include:

The Lending Code
Introduced by the Government in November 2009, the Lending Code is a set of commitments and standards of good practice to ensure that lenders act fairly and reasonably in all dealings with customers.

Statement of Principles
The Group has signed up to the Statement of Principles outlining an agreed approach to working with micro-enterprises (entities with fewer than 10 employees and having a turnover of less than €2 million). The principles include how to ensure that the right relationship is established from the start, how to help if the business faces difficulties and how businesses can work most effectively with their bank.

As part of the Group’s commitment to the Statement of Principles, it issues a Letter of Concern to customers when it has concerns about their business or the Group’s relationship with them. This ensures that the customer understands the Group’s concerns; the approach aims to generate early dialogue between the customer and the Group, so that a joint approach to the situation can be developed.

Business Lending Taskforce
The Group is actively involved in the recently set up Business Lending Taskforce, which has committed to 17 actions in three broad areas: (i) improving customer relationships; (ii) ensuring better access to finance; and (iii) providing better information and promoting understanding.

In addition to these Government-sponsored initiatives, the Group also operates a number of its own schemes to assist households and small businesses. These include:

Short-term reduced or nil arrangements
This is an arrangement whereby customers who are experiencing short-term difficulties may be granted a reduced (including nil) payment arrangement. This is agreed with the customer based on their individual circumstances; nil payment arrangements can be granted for up to three months and reduced payment arrangements for up to six months. There is no reduction in contractual terms for customers on these arrangements.

Term extensions
This allows customers to extend their mortgage term in order to reduce their contractual monthly payment.  The maximum term is aligned to the overall standard term limits for mortgages (generally, up to the lower of 40 years and the period to the borrower’s retirement) and there is no forbearance of any debt.

Transfer to interest only
This allows customers who are currently on a capital and interest repayment basis to transfer to an interest-only basis for a period of time (up to three years maximum) in order to reduce their contractual monthly payment.

Contractual repayment
This scheme allows customers in arrears, but who have made sufficient payments in a six month period, to capitalise their arrears. The contractual repayment is then adjusted to provide full repayment of the loan and full interest within the agreed original term.

Dedicated specialist support managers / teams
The Group also has teams dedicated to providing intensive care to corporate customers experiencing more severe problems. These specialist support teams utilise a range of techniques (including sale of debt, sale of business and restructuring options) to preserve viable companies wherever possible and they undertake at least quarterly reviews so that the customer receives the appropriate level of support. The reviews are also designed to ensure that support strategies continue to be relevant and are being executed.

The Group will include disclosures on its participation in these types of programmes in its Form 20-F for the year ending 31 December 2010.

Quantify the amount of loans that have been renegotiated by type of workout strategy (e.g. interest rate reduction, payment reduction, forbearance of principal etc) in the periods presented

The table below sets out the loans that were renegotiated during the year and would otherwise have been past due or impaired at the end of the year by type of work-out strategy adopted by the Group to help customers repay their loans:

2009
£m
Capitalisation of arrears	2,614
Interest rate adjustment	509
Payment holidays	496
Interest capitalisation	258
Forbearance of principal	42
Total	3,919

The majority of the Group’s renegotiated loans that would otherwise have been past due or impaired at 31 December 2009 were included within the Group’s “Contractual repayment” scheme, which is described in more detail in the Group’s response to the first part of this comment.

The Group will include disclosure, which will include the above analysis, in its Form 20-F for the year ended 31 December 2010.

Provide a discussion of the success of such programs

As the Government programmes are relatively new and the economic conditions in a number of the Group’s markets remain challenging, it is too early to judge which of these plans will be ultimately successful.  However, initial signs are encouraging, with the Homeowner’s Mortgage Support Scheme showing increased levels of contact by customers, either directly with us or via the fee-free advice sector.  This has allowed solutions (whether Government- or internally-led) to be put in place which may not otherwise have been considered. This programme has also led to improved relationships between collections teams, local authorities and advisors.

The Income Support for Mortgage Interest scheme remains the most successful of the schemes. It is the longest-running, is the most widely understood and provides both the customer and the Group with an assurance as to the maintenance of two years’ worth of interest payments.  The Group estimates that around 60,000, or less than 2 per cent, of its mortgage borrowers are receiving this benefit.

The Group’s own schemes have also shown signs of success with customers who have accepted interest-only transfers, term extensions and product transfers maintaining their revised monthly payment going forward in over 50 per cent of cases. The Group believes that its reduced payment arrangements continue to be an effective way to manage short-term affordability issues. Approximately one in seven customers impacted is able to return to standard terms within twelve months.

The Group will include an appropriate commentary on the success of both its own schemes and the Government-sponsored programmes helping households and small businesses in its Form 20-F for the year ending 31 December 2010.

Comment 2

Operating and Financial Review and Prospects, page 11
Credit Risk
Approach, page 66

You disclose that a core element of your relationship management approach is to contact customers showing signs of financial distress, discussing with them their circumstances and offering solutions to prevent their accounts from falling into arrears. Further, you disclose that this year, nearly a quarter of a million customers have been contacted who were not yet in arrears. Please tell us and revise your future filings to disclose the number of customers and amount of loans that were renegotiated as a result of this initiative. In addition, discuss the types of programs offered and the success of such programs. Clarify whether the renegotiations are included with renegotiated loans that would have otherwise been past due or impaired or if they are additional renegotiations.

The Group uses a series of active management processes to manage it customer relationships and to inform it customers of the options and programmes available to them. These tend to involve a constant two-way dialogue between the customer and the Group.

Customers are informed of:
•	the availability of self-help via our banking websites;
•	money management advice and budgeting advice supplied through our branch and telephony networks;
•	the ability to reschedule existing unsecured Lloyds Banking Group debt through the use of other Group products;
•	mortgage product transfers and term extensions; and
•	short-term repayment holidays for customers in temporary difficulties.

The Group also seeks to ensure that its customers are aware of the help available from external fee-free advice organisations such as the Citizens Advice Bureau.

As the customers’ accounts referred to above are current at the time of the contact and have no arrears, it is not possible to determine which customers who acted upon the advice provided would otherwise have become past due or impaired.  Neither is it possible to measure the success of this customer service activity accurately, as many customers will identify solutions themselves based on reviewing the Group’s websites or talking with staff in the Group’s branches and on the telephone without the need for any financial rescheduling.

The Group will provide additional disclosure on this matter in its future Form 20-F filings.

Comment 3

Summary of Loan Loss Experience, page 68

Please tell us and revise your future filings to disclose the reasons for the significant changes in your allocated allowance for loan loss table during the current year as presented on page 71. For example, we note that your allowance for loan losses for property companies has increased from £70 million as of December 31, 2008 to £5.5 billion as of December 31, 2009 and appears to be predominantly related to foreign loans. While current year net charge-offs were approximately £51 million and noting the increase in this portfolio from £23.3 billion as of December 31, 2008 to £83.8 billion as of December 31, 2009, there is no disclosure of the reasons for the increase (e.g. increase in impaired loans, continued collateral deterioration, impact of HBOS acquisition, etc).

During 2009 the allowance for loan losses on loans and advances to customers and banks increased significantly from £3,594 million to £14,950 million, principally as a result of a charge to the income statement of £15,780 million, net of an adjustment in respect of advances written off of £4,200 million.

The most significant increases in the allowance for impairment losses on loans and advances to customers arose in connection with exposures to Property companies (increased by £5,434 million from £70 million at 31 December 2008 to £5,504 million at 31 December 2009); Transport, distribution and hotel companies (increased by £1,546 million from £75 million at 31 December 2008 to £1,621 million at 31 December 2009) and Other personal lending (increased by £837 million from £2,047 million at 31 December 2008 to £2,884 million at 31 December 2009).

The principal reason for these increases was the acquisition of HBOS on 16 January 2009. The increase in respect of Property companies was also impacted by the decline in commercial property valuations, as the real estate related lending exposures in heritage HBOS portfolios were particularly sensitive to the downturn in the economic environment. A significant factor in the increase in the allowance in respect of Transport, distribution and hotel companies was the deterioration in HBOS’s exposure to Travel and leisure companies in Australia. The increase in respect of Other personal lending, although significant, would have been greater but for the write off of some £2,100 million of unsecured loan balances that had been provided against in previous years.

The increase in the Group’s allowance in respect of foreign loans resulted from the Group’s property exposures in Ireland and its exposure to travel and leisure companies in Australia.

The Group will include within the Guide 3 disclosures in its Form 20-F for the year ending 31 December 2010 a brief discussion of the Group’s allowance for loan losses by industry sector and geography in addition to the discussion of the Group’s impairment charge within the management discussion and analysis.

Comment 4

Risk Elements in the Loan Portfolio, page 72

We note your disclosure on page 73 and in Note 54 on page F-104 of both your impaired loan balances distinguished between those with and without associated provisions. Please tell us and revise future filings to disclose the amount of allowance for impairment losses attributed to your impaired loans pursuant to IG29 of IFRS 7 in addition to providing a detailed understanding of the reasons for these changes.

As at 31 December 2009, the Group’s allowance for impairment losses on loans and advances to customers was £14,801 million (2008: £3,459 million). This included an allowance attributable to the Group’s impaired loans of £12,756 million (2008: £2,992 million).

The Group’s movement table for its allowance for impairment losses on loans and advances to customers included within the Form 20-F is detailed below for convenience:

Allowance for impairment losses on loans and advances to customers
	2009	2008
	£m	£m
As at 1 January	3,459	2,408
Exchange and other adjustments	95	43
Advances written off	(4,200)	(1,586)
Recoveries of advances written off in previous years	110	112
Unwinding of discount	(446)	(102)
Charge to the income statement	15,783	2,584
As at 31 December	14,801	3,459

During 2009, following the acquisition of HBOS, the Group experienced a significant rise in impairment levels in its lending portfolios. This largely represented falls in the value of commercial real estate and the impact of the economic deterioration during the year, including the effects of rising unemployment and reduced corporate cash flows. Significant provisions were also made in respect of the Group’s International operations in Ireland (principally property related) and Australia (principally property related and in respect of exposures to companies in Queensland).

The Group will disclose its allowance in respect of impaired loans and advances to customers in its future Form 20-F filings.

Comment 5

Notes to the Consolidated Financial Statements
Note 2, Accounting Policies
(5) Sale and Repurchase Agreements, page F-12

We note you disclose that securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all the risks and rewards are retained.

Responses:

•	Please tell us in detail and revise your disclosure in future filings to clearly disclose whether you have derecognised any securities delivered in your repurchase agreements.

•
If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognised at each balance sheet date, the average amount derecognised for the periods presented and discuss how you calculated the average amount.

The Group has not derecognised any securities in respect of repurchase agreements.

The Group will disclose in its Form 20-F for the year ending 31 December 2010 whether it has derecognised any securities delivered by the Group under its repurchase agreements and, should there be any, will include the information set out in the staff’s comment above.

Comment 6

H. Impairment of Financial Assets
Assets Accounted For at Amortised Cost, page F-14

Please tell us and revise your future filings to disclose your accounting policy for renegotiated loans, including your policy for determining whether such loans are impaired. Refer to paragraph B5(g) of IFRS 7.

In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower.  There are a number of different types of loan renegotiation, including capitalisation of arrears, payment holidays, interest rate adjustments and extensions of the due date of payment. Where the renegotiated payments of interest and principal will not recover the original carrying value of the asset, the asset is impaired. Where the renegotiated payments of interest and principal will recover the original carrying value of the asset, the loan is not considered to be impaired provided that payments are made in accordance with the revised terms. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

The Group will include an accounting policy to this effect in its Form 20-F for the year ending 31 December 2010.

Comment 7
Note 3, Critical Accounting Estimates and Judgements
Fair Value of Identifiable Net Assets of HBOS, page F-22

We note your disclosure relating to the fair value adjustments to the HBOS Group’s acquired assets totalling £13,512 million principally due to a decrease in value attributed to their customer lending portfolio. Due to the significance of this acquisition to your operations, please tell us and revise your future filings to include the following:

•	The disclosures required pursuant to paragraph B64(h) of IFRS 3 by major class of receivable.

•
Disclosure of the total amount of contractual cash flows not expected to be collected as of the date of the acquisition along with a roll forward of the remaining balance as of the end of the period as this disclosure would be meaningful to understanding the initial and subsequent movements in asset quality of the acquired HBOS loan portfolio. We note your disclosure that in the period since the acquisition impairment losses of £6,859 million have been incurred which were reflected in the acquisition fair value adjustments.

This reference is to IFRS 3 Revised (‘IFRS 3(R)’), which is effective for acquisitions taking place on or after the beginning of the first annual reporting period commencing on or after 1 July 2009. For the Group, it therefore applies only to acquisitions occurring on or after 1 January 2010.

As Lloyds Banking Group plc acquired HBOS plc on 16 January 2009 and it did not adopt this standard early, the Group was required to disclose the information included within paragraph 67 of IFRS 3 rather than paragraph 60, which by reference includes paragraph B64(h), of IFRS 3(R). The Group did not specifically identify and aggregate the information set out in paragraph B64(h) of IFRS 3(R) at the time of the acquisition of HBOS and is not in a position to recreate this information as at 16 January 2009 without undue effort and expense.

The Group calculated the required fair value adjustment by comparing the fair value of the loans to their carrying value in the HBOS books and records.

For a significant proportion of the Group’s customer lending balances there was no active market at the date of acquisition. The Group determined the acquisition-date fair value of these assets using discounted cash flow models based on expected cash flows, benchmark interest rates and market-based credit spreads for the different lending portfolios, having regard to management’s view of the level of expected credit losses.

Although the Group has not disclosed or collected the information referred to above on contractual cash flows, it does disclose the element of the fair value adjustment on loans and advances to banks and on loans and advances to customers that remains on the balance sheet at the balance sheet date (page F-104). The fair value adjustment made in respect of loans and advances to banks was £43 million; at 31 December 2009, £24 million of this fair value adjustment had not been accreted to the income statement. The fair value adjustment made in respect of loans and advances to customers was £(13,512) million; at 31 December 2009, £(7,047) million of this fair value adjustment had not been amortised to the income statement and remained as an adjustment to the carrying value of the Group's loans and advances to customers.

In future filings, the Group will draw these disclosures to the readers’ attention.

Further explain the reasons for the significant HBOS post-acquisition impairment of £11,535 million on loans and advances to customers as disclosed on page 22 compared to the conditions that existed as of the date of the acquisition and therefore were included in your fair value determination at that time.

The fair value adjustment included:
(i)	the impact of the interest rate environment as at 16 January 2009 differing from that at the time the loan was made;
(ii)	the expected but not incurred losses on any particular loan or portfolio of loans.

IFRS 3 requires that the fair value of an acquired asset or liability be adjusted if new information is obtained about facts and circumstances that existed as at the acquisition date. Losses incurred as a result of unexpected events or circumstances occurring after the acquisition date must be recognised in the consolidated income statement of the new enlarged group.

During 2009, a number of the economies and markets in which HBOS operates continued to struggle. Shortly before the Lehman collapse in September 2008, the Group was expecting the United Kingdom’s gross domestic product (GDP) to grow slightly (less than 1 per cent). The Group revised its forecasts several times during the fourth quarter and at the end of the year was expecting GDP in 2009 to contract by 1.6 per cent (general consensus at that time was for a decline of       1.5 per cent). The current official estimate for 2009 GDP is that it fell by approximately 5 per cent, the biggest recorded single-year GDP fall in the UK since the 1930s. The Group also has significant exposure to the Irish economy which contracted (on a GDP basis) by approximately 8 per cent in 2009.

Other unexpected economic developments include the level of corporate trading profits and commercial real estate prices. In 2008 corporate trading profits were 0.6 per cent lower than in 2007; at the end of 2009, corporate trading profits had fallen by a further 10 per cent. At the end of 2008, commercial real estate prices were 35.6 per cent down from their pre-crisis peak (June 2007). The Group’s forecast was that commercial real estate prices would fall a little further to a 39.2 per cent decline from the pre-crisis peak; the actual outcome was that prices fell to 44.2 per cent from the pre-crisis peak.

In summary, the principal causes of the £11,535 million ‘unexpected’ impairment losses were:
•
the greater than expected decline in the value of commercial real estate. This resulted in significant unexpected impairment losses as the HBOS real estate portfolio included some large exposures to single obligors and was generally originated at higher loan-to-value ratios;

•	the impact of the economic deterioration during the year, particularly as the HBOS portfolios were more sensitive to the downturn;
•	the effects of rising unemployment;
•	reduced levels of corporate cash flows; and
•	the significant deterioration in the credit risk environment in Ireland.

Comment 8

Note 54 – Financial Risk management
(3) Credit Risk, page F-103

Please tell us and revise your future filings to reconcile the allowance for impairment losses on loans and advances to customers in your table on page F-104 (£25,988 million) to the similarly titled line item in your table on page F-50 (£14,950 million).

The disclosures on page F-104 of the Group’s 2009 Form 20-F are presented on a combined businesses basis. This is in accordance with IFRS 7 paragraph 31 which requires that an entity disclose information that enables users of its financial statements to evaluate the nature and extent of risks arising from financial instruments to which the entity is exposed at the end of the reporting period. The Group believes, for the reasons set out below, that for its credit risk exposure resulting from loans and advances this information is more meaningful and relevant on a combined businesses basis. The key principles adopted in the preparation of the combined businesses basis of reporting are described on page 25 of the 2009 Form 20-F.

The Company believes that, for reporting periods immediately following the acquisition, the combined businesses basis, which includes the allowance for loan losses at the acquisition date, more fairly reflects the underlying provisioning status of the loans.  If the disclosures were made on an IFRS basis then the quantum of the impaired loans without provision would be significantly greater and potentially misleading as many acquired loans would be classified as impaired without a provision despite being carried at a value less than par.

The table below sets out the reconciliation of the allowance for impairment losses of £14,950 million on page F-50 to the allowance for impairment losses of £25,988 million on page F-104:

	December 2009
	£m	£m
Allowance for impairment losses on loans and advances to banks and customers (F-50)		14,950
less: allowance in respect of banks		(149)
Allowance for impairment losses on customer loans and advances		14,801
HBOS allowance for loan losses at 16 January 2009 1	11,147
Amounts subsequently written off	(6,155)
		4,992
HBOS charge in 2009 covered by fair value adjustments 2		6,242
Foreign exchange and other movements		(47)
Allowance for impairment losses on customer loans and advances (F-104)		25,988

1 Comprises an allowance held at 31 December 2008 of £10,693 million and a charge for the period 1 January 2009 to 16 January 2009 of £454 million.

2 This represents the element of the charge on loans and advances to customers in HBOS’s financial statements for the year ended 31 December 2009 that was included within the Group’s fair value adjustments in respect of the acquisition of HBOS.

The Company will include a similar reconciliation for the allowance on loans and advances to customers as at 31 December 2010 in its Form 20-F for the year ending 31 December 2010.

Comment 9

Note 54 – Financial Risk management
(3) Credit Risk, page F-103

We note you hold £9,086 million of impaired loans for which no provision was required at December 31, 2009. Please describe for us all of the circumstances under your policies and methodologies where a loan could be classified as impaired, yet a determination could be made that there was no impairment loss to be recognised. As part of your response, please describe the accounting guidance you relied upon to support your accounting and current presentation.

IAS 39 states that a financial asset is impaired if there is objective evidence of impairment as a result of one or more loss events occurring after the initial recognition of the asset. This could include events such as:
•	an issuer or obligor facing significant financial difficulty;
•	a breach of contract, such as a default or delinquency in interest or principal payments;
•	a significant increase in the probability that a borrower will enter bankruptcy or other financial reorganisation.

Once it has been determined that there is objective evidence that an impairment event has occurred, IAS 39 para 63 requires that the loss, if any, is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. Where the present value of the expected future cash flows is greater than the asset’s carrying value then no provision is required; the loan will then be classified as impaired with no provision held. There are a number of circumstances where this may arise, for example, in the event that the exposure is collateralised or, as discussed elsewhere in the Group’s response, from restructured loans for which the revised terms recover the outstanding principal and interest.

Paragraph AG84 provides more guidance on this calculation clarifying that the estimated future cash flows of a collateralised financial asset should reflect the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

A loan can, therefore, be classified as impaired with no provision held either because the borrower is still expected to repay all contractual interest and principal or because the present value of the cash flows expected to result from the realisation of any collateral is greater than the expected shortfall in cash flows to be received from the borrower.